Exhibit (a)(1)(R)
From: lam409A@lamresearch.com
Sent:
To:
Subject: Reminder Email — Complete your Election
REMINDER
DEADLINE: 11:59 P.M. EASTERN DAYLIGHT TIME MAY 1, 2008
The Offer to Amend Certain Outstanding Options will expire at 11:59 p.m. Eastern Daylight Time on May 1, 2008 unless we extend the Offer.
According to our records you have not yet submitted an Election Form for your Eligible Options. Participation in the Offer is voluntary, however, all individuals holding Eligible Options who wish to tender them for amendment must access the Offer website at https://lamrc.equitybenefits.com to complete the required Election Form in accordance with the instructions posted on that website or you may submit a paper Election Form via mail or overnight courier to: Lam Research Corporation, c/o Lam Tender Offer, 4650 Cushing Parkway, Fremont, CA 94538, or by fax at 1-510-572-4442 before 11:59 P.M. Eastern Daylight Time, on Thursday, May 1, 2008. The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.
If you do not want to accept the Offer with respect to your Eligible Options, please disregard this reminder. However, you will be solely responsible for any adverse tax consequences.